                                  SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Rockford Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     77316P
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Victoria L. Hodson
                              Rockford Corporation
                              546 S. Rockford Drive
                              Tempe, Arizona 85281
                                  480-967-3565
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 19, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  77316P                     13D                      PAGE 1 OF 5 PAGES


   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         W. Gary Suttle


   2     Check the Appropriate Box if a Member of a Group         (a)
         (See Instructions)                                       (b)X


   3     SEC Use Only


   4     Source of Funds (See Instructions)

         SC, OO


   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [   ]


   6     Citizenship or Place of Organization           United States of America

                               7    Sole Voting Power
         Number of                  920,200
          Shares
       Beneficially            8    Shared Voting Power
         Owned by                   21,500
           Each
         Reporting             9    Sole Dispositive Power
        Person With                 920,200

                              10    Shared Dispositive Power
                                    21,500

  11     Aggregate Amount Beneficially Owned by Each Reporting Person    941,700

  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


  13     Percent of Class Represented by Amount in Row (11)               11.91%


  14     Type of Reporting Person (See Instructions)                           I

SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         This schedule 13D related to the common stock, $0.01 per share par value ("Common Stock"), of Rockford Corporation ("Rockford"). The address of the principal executive offices of Rockford is:

                  546 S. Rockford Drive
                  Tempe, Arizona  85281

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)       W. Gary Suttle

         (b)      546 S. Rockford Drive, Tempe, Arizona  85281

         (c) Mr. Suttle is the President and Chief Executive Officer of Rockford Corporation located at 546 S. Rockford Drive, Tempe, Arizona 85281.

         (d)      None.

         (e)      None.

         (f)      Mr. Suttle is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  a. Mr. Suttle was granted an option to purchase 795,500 shares of Rockford's Common Stock from Monument Investors Limited Partnership, a family partnership owned by two of the corporation's directors, Mr. N. Bartol and Mr.
T. Bartol. The option was originally granted to Mr. Suttle effective August 1, 1992 and fully vested on August 1, 1995. In connection with Mr. Suttle's January 1, 1999 employment agreement with Rockford Corporation, Monument agreed to extend the term of the options from August 1, 1999 until August 1, 2002. The exercise price of the options increase over time from $0.41 per share if exercised on or before August 1, 1999 to $0.70 per share if exercised after August 1, 1999 and on or before the expiration date.


                  b. On December 21, 1995, Mr. Suttle was granted an option to purchase 38,700 shares of Rockford's common stock under its 1994 Stock Option Plan at $10.50 per share. The options are currently exercisable and will expire on December 22, 2005. On January 1, 1999, Mr. Suttle was granted an option to purchase 86,000 shares of Rockford's common stock under its 1999 Stock Option Plan. The options are exercisable after January 1, 2002 and expire after January 1, 2009. All of the options are held by the W. Gary Suttle Family Trust, of which Mr. Suttle is the sole beneficiary.

                  c. Suttle Brothers Investments, LLC, of which Mr. Suttle owns fifty percent of the membership interest, has the right to acquire 21,500 shares of Rockford's Common Stock upon the conversion of $52,000 of Rockford's 8.5% Convertible Subordinated Debentures. Mr. Suttle's brother, Roger C. Suttle, Jr., owns the remaining fifty percent of the membership interest of Suttle Brothers Investments, LLC.


ITEM 4.           PURPOSE OF TRANSACTION.

                  a. Mr. Suttle was granted the options as described above pursuant to Rockford's stock option plans and pursuant to an agreement with Monument Limited Partnership. He holds such options as investments. Mr. Suttle may exercise the options pursuant to their terms or may make purchases of Rockford's Common Stock from time to time and may dispose of any or all of such shares held by him, individually, at any time following the expiration of a lock up period 180 days after the initial public offering of Rockford's Common Stock (pursuant to the Lock Up Agreement described below). Mr. Suttle does not have present plans nor does he contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

                  b. Suttle Brothers Investments, LLC ("SBI") acquired the 8.5% Convertible Subordinate Debenture as described above and holds it as an investment. SBI may make purchases of Rockford's Common Stock from time to time, and may dispose of any or all of such shares it holds, at any time following the expiration of a lock up period 180 days after the initial public offering of the Common Stock (pursuant to the Lock Up Agreement described below). SBI does not have present plans nor does it contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  At the date of this filing, Mr. Suttle's beneficially owns 941,700 shares or 11.91% of Rockford's Common Stock. Mr. Suttle, as an individual, holds an option to purchase 795,500 shares of Common Stock from Monument Investors Limited Partnership. The W. Gary Suttle Family Trust, of which Mr. Suttle is the sole beneficiary, holds options to purchase an additional 124,700 shares of Common Stock. Mr. Suttle holds sole power to vote and dispose of all such shares. Suttle Brothers Investments, LLC ("SBI") holds debentures convertible into 21,500 shares of Common Stock. Mr. Suttle owns 50% of SBI, is a member of SBI and has shared power to vote and dispose of such shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  a. Mr. Suttle is a party to a lock up agreement in connection with Rockford's initial public offering which restricts the disposition of his shares of Rockford's Common Stock for a period of 180 days following the initial public offering of Rockford's Common Stock.

                  b. Suttle Brothers Investments, LLC is a party to a lock up agreement in connection with Rockford's initial public offering which restricts the disposition of its shares of Rockford's Common Stock for a period of 180 days following the initial public offering of Rockford's Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  a. Lock Up Agreement, dated July 10, 1999, by and between W. Gary Suttle and Dain Rauscher Wessels.

                  b. Lock Up Agreement, dated July 10, 1999, by and between Suttle Brothers Investments, LLC and Dain Rauscher Wessels.

                  c. Amendment and Renewal of Services & Option Agreement dated August 1, 1995, by and between W. Gary Suttle, Rockford Corporation and Monument Investors Limited Partnership.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date:   5-5-2000
                                                 -------------------------------


                                            /s/ W. Gary Suttle
                                            ------------------------------------
                                            W. Gary Suttle